May 22, 2014	27726.00011

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Matthews International Funds (the “Trust”)

File No. 811-08510

Ladies and Gentlemen:

Transmitted herewith for filing is a registration statement on Form N-14 for the above referenced Trust for filing under the Securities Act of 1933, as amended (the “Registration Statement”). The Trust proposes that the Registration Statement become effective on or about June 30, 2014, and will submit a request for acceleration of effectiveness for such time upon the filing of a pre-effective amendment to the Registration Statement. The Registration Statement is being filed in connection with the reorganization of The Japan Fund, a series of Nomura Partners Funds, Inc. into the Matthews Japan Fund, a series of the Trust.

Please call the undersigned at (212) 318-6052, or David Hearth at (415) 856-7007, with any questions or comments that you may have regarding the Registration Statement. Thank you.

Very truly yours,

/s/ Christopher J. Tafone

Christopher J. Tafone

for PAUL HASTINGS LLP

cc: David A. Hearth, Paul Hastings LLP